Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Inc. to Showcase Portfolio at IWCE 2024

Visit Booth #608 in the Exhibit Hall on March 27-28

Vancouver, BC – March 11, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that the Company will host an exhibitor’s booth at the International Wireless Communications Expo (“IWCE”) 2024 in partnership with Verizon, in Booth # 608. Siyata will be showcasing its SD7 Mission Critical PTT Handset, its VK7 Vehicle Kit, and its accessories.

IWCE 2024 takes place March 25-28 at the Orange County Convention Center in Orlando, Florida. The Siyata Mobile booth is in the Verizon Partner Pavilion, adjacent to the Verizon Frontline Exhibit, in Halls D and E of the Orange County Convention Center.

About IWCE

IWCE connects the critical communications ecosystem through networking, education and insights enabling professionals to leverage emerging technologies to help create a safer, more efficient and more interconnected world. It is the one time of year where everything is together in one place for your chance to connect with peers, see the newest products and services, and to attend educational sessions taught by industry leaders on the latest topics. Attendees represent a diverse group of professionals from the government/military; public safety; utility; transportation and business enterprise sectors.

For additional information about the conference and expo, please visit https://iwceexpo.com/.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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